FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2008

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)

                                HSBC HOLDINGS PLC
                        2007 FINAL RESULTS - HIGHLIGHTS


- Total operating income up 25 per cent to US$87,601 million (US$70,070 million in 2006).

For the year:

- Net operating income up 13 per cent to US$61,751 million (US$54,793 million in 2006).

- Group pre-tax profit up 10 per cent to US$24,212 million (US$22,086 million in 2006).

- Profit attributable to shareholders of the parent company up 21 per cent to US$19,133 million (US$15,789 million in 2006).

- Return on average invested capital of 15.3 per cent (14.9 per cent in 2006).

- Earnings per share up 17.9 per cent to US$1.65 (US$1.40 in 2006).

Dividend and capital position:

- Total dividends declared in respect of 2007 of US$0.90 per share, an increase of 11.1 per cent over 2006; fourth interim dividend for 2007 of US$0.39 per share, an increase of 8.3 per cent.

- Tier 1 capital ratio of 9.3 per cent and total capital ratio of 13.6 per cent.


HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$24,212 MILLION

HSBC made a profit before tax of US$24,212 million, an increase of US$2,126 million, or 10 per cent, over 2006.

Net interest income of US$37,795 million was US$3,309 million, or 10 per cent, higher than 2006.

Net operating income before loan impairment charges and other credit risk provisions of US$78,993 million was US$13,627 million, or 21 per cent, higher than 2006.

Total operating expenses of US$39,042 million rose by US$5,489 million, or 16 per cent, compared with 2006.

HSBC's cost efficiency ratio was 49.4 per cent compared with 51.3 per cent in 2006.

Loan impairment charges and other credit risk provisions were US$17,242 million in 2007, US$6,669 million higher than 2006.

The tier 1 capital and total capital ratios for the Group remained strong at 9.3 per cent and 13.6 per cent, respectively, at 31 December 2007.

The Group's total assets at 31 December 2007 were US$2,354 billion, an increase of US$494 billion, or 27 per cent, since 31 December 2006.

The consolidated financial statements of HSBC have been prepared in accordance with International Financial Reporting Standards ('IFRSs') as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as published by the International Accounting Standards Board ('IASB') if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2007, there were no unendorsed standards effective for the year ended 31 December 2007 affecting these consolidated financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC's financial statements for the year ended 31 December 2007 are prepared in accordance with IFRSs as issued by the IASB.


Geographical distribution of results

Profit before tax
                                       Year ended              Year ended
                                          31Dec07                 31Dec06
                                  US$m          %         US$m          %

Europe                           8,595       35.5        6,974       31.5
Hong Kong                        7,339       30.3        5,182       23.5
Rest of Asia-Pacific             6,009       24.8        3,527       16.0
North America                       91        0.4        4,668       21.1
Latin America                    2,178        9.0        1,735        7.9
                                24,212      100.0       22,086      100.0

Tax expense                     (3,757)                 (5,215)

Profit for the year             20,455                  16,871

Profit attributable to
shareholders of the parent
  company                       19,133                  15,789
Profit attributable to minority
  interests                      1,322                   1,082


Distribution of results by customer group and global business

Profit before tax
                                    Year ended                  Year ended
                                       31Dec07                     31Dec06
                             US$m            %            US$m           %

Personal Financial Services 5,900         24.4           9,457        42.8
Commercial Banking          7,145         29.5           5,997        27.2
Global Banking and Markets  6,121         25.3           5,806        26.3
Private Banking             1,511          6.2           1,214         5.5
Other                       3,535         14.6            (388)       (1.8)
                           24,212        100.0          22,086       100.0


Statement by Stephen Green, Group Chairman

2007 was a year when large parts of the international financial system came under extraordinary strain. For HSBC to achieve another new high in earnings, despite these conditions and the exceptionally weak performance of our US business, underscores the value of the strategic focus we announced early last year to drive sustainable growth by concentrating on the faster growing markets of the world.

Pre-tax profits in 2007 increased by 10 per cent to US$24 billion and earnings per share rose by 18 per cent to US$1.65. Excluding the dilution gains arising from our strategic investments in mainland China, which I highlighted at the interim stage, profits grew by 5 per cent. Consistent with our strategy of focusing on emerging markets where we are the world's leading international bank, profits from those businesses, excluding dilution gains, grew by 41 per cent to US$15 billion.

Our return on shareholders' equity exceeded 15 per cent, revenue growth was in double digits for the fifth year running, our cost efficiency ratio improved and our capital ratios remained strong. HSBC's financial strength in terms of both capital and liquidity is a powerful driver of sustainable growth and helps ensure continued resilience.

Strong operating performance in 2007

We produced exceptionally strong results in Asia-Pacific, Latin America and the Middle East while facing considerable business challenges in North America. In our customer groups, we also achieved record results in Commercial Banking and Private Banking, and a strong performance in Global Banking and Markets, despite write-downs arising from market turbulence in the second half of the year. In addition, Personal Financial Services produced record profits in emerging markets. Within these customer groups, our insurance operations made further progress.

Our North American results continue to be adversely affected by high loan impairment charges as we respond to the impact on our portfolio of credit deterioration arising largely from housing market weakness in the US. The management team has taken vigorous action to address and mitigate the problem. In Europe, excluding the positive effect of movements in the fair value of HSBC's own debt, performance was broadly in line with 2006. In the UK, Commercial Banking generated pre-tax profits of over US$2 billion for the first time and, in Turkey, further expansion of the branch network helped drive strong organic growth in numbers of personal and business customers.

Financial strength underpins our progressive dividend policy

The Directors have declared a fourth interim dividend for 2007 of US$0.39 per ordinary share (in lieu of a final dividend) which, together with the first three interim dividends for 2007 of US$0.17 already paid, will make a total distribution in respect of the year of US$0.90 per share (US$0.81 per share in respect of 2006), an increase of 11.1 per cent. The dividend will be payable on 7 May 2008 with a scrip dividend alternative, to shareholders on the register on 25 March 2008. HSBC's dividend has increased by 10 per cent or more every year for 15 years.

A clear and compelling strategy playing to our strengths

At the beginning of 2007, we refreshed our strategy, considering how we should shape HSBC for the future. Our deliberations were influenced by some fundamental long-term trends that will shape tomorrow's world: emerging markets will continue to grow faster than mature ones; world trade will continue to grow faster than world output; and people are living longer than ever before with all the implications that has for long-term savings and pensions.

Our thinking was also informed by a clear appreciation of HSBC's strengths. We believe that the global leadership we have built in emerging markets and in trade, and our international perspective are compelling advantages that set HSBC apart for our customers, our shareholders and our people.

As we explained in March 2007, our conclusion was that the Group should place renewed emphasis on investing in fast moving emerging markets in Asia-Pacific, the Middle East and Latin America. We believe we can grow strongly and sustainably. We achieved our position as the number one international bank in Asia-Pacific and the Middle East over many years; by contrast, we have built one of Latin America's largest financial services businesses in little more than a decade.

In mature markets, we are determined to focus our businesses on areas where we can build on our unique global franchise, so as to benefit from the long-term trend of increasing international connectivity. We have international customer bases across many of our businesses, from the largest corporates, through to small or medium-sized enterprises, to the internationally mobile mass affluent and other personal customers with specific international requirements. We have developed a clear approach which is enabling our business to focus strongly on these groups of customers now and in the years ahead.

Where opportunities arise, we shall seek to redeploy capital towards emerging markets through divestment of assets of greater strategic value to others. In France, we have received a firm cash offer of US$3.1 billion for our seven, separately branded, regional banks and have entered into exclusive discussions. This potential transaction, which is subject to necessary approvals and consultation, could complete in mid-2008. We remain committed to France through our HSBC-branded network serving retail and commercial customers and through our activities in Global Banking and Markets, Private Banking, asset management and insurance. During 2007, we acquired the 50 per cent of Erisa, our French insurance business, which we did not own.

We will also build businesses, in both our emerging and mature markets, that help our customers with their long-term savings needs, as demographics and wealth creation trends around the world make this ever more important to them.

Finally, we will shape our business operations so that we use our scale to deliver better, more efficient services to our customers. Their use of technology increasingly dictates how they interact with us. We increasingly employ technology to create better products which we can deliver globally at lower cost. As we grow our direct banking business, we will create opportunities to meet more of our customers' financial needs.

Building on our position as the world's leading international emerging markets bank

During 2007, we continued to build our businesses in emerging markets organically. For example, on a like-for-like basis, risk-weighted assets in these areas grew by 42 per cent compared with 16 per cent for the Group as a whole.

As the leading international bank in the country of our birth, China, we were delighted to be among the first to incorporate locally in the mainland. We have built the largest branch network of any international bank and we have significant and profitable strategic investments in our Chinese associates.

In mainland China, through our own businesses and in conjunction with our associates, we achieved for the first time in our history a profit before tax of over US$1 billion, in addition to over US$7 billion generated in Hong Kong.

As China continues to reshape itself as a 21st century powerhouse, HSBC seeks to play a constructive role in its continued progressive economic and social development. We were the first international bank to establish and open a rural bank. Hang Seng Bank has agreed to acquire 20 per cent of Yantai City Commercial Bank in the fast growing Bohai region of China.

Elsewhere in Asia-Pacific, we have sought to further strengthen our position through a series of investments in faster-growing economies. In South Korea, we have agreed to acquire 51 per cent of Korea Exchange Bank for US$6.5 billion, subject to regulatory approvals. In Taiwan, we acquired Chailease Credit Services, a factoring company serving commercial customers, and agreed to acquire the assets, liabilities and operations of The Chinese Bank, which will extend our network by 39 branches and bring us many new customers.

As foreign investment rules are eased, we have made significant investments to expand our business in Vietnam with the acquisition of a further 5 per cent interest in Techcombank, bringing our stake to 15 per cent, and the purchase for some US$255 million of a 10 per cent interest in Bao Viet, the leading insurance company in the country.

The latter investment reflects our determination to increase the contribution of insurance to Group earnings. We also entered into agreements to invest in a 26 per cent interest in a new life insurance joint venture in India, in partnership with two of the larger state-owned banks, and to acquire just under 50 per cent of Hana Life Insurance Company in South Korea. We have entered a number of strategic alliances to ensure that we have the best products for our customers and the support to grow our activities.

A fifth consecutive year of rising oil prices facilitated growth in public and private investment in the Middle East. As a result, infrastructure development accelerated and consumption and employment rose. Our businesses in the Middle East were well positioned to benefit from this and have had an excellent year.

Our acquisition of Grupo Banistmo in Central America and Banco Nazionale in Argentina in 2006 strengthened our existing business. 2007 has been a year of integrating these operations. It is a testimony to the strength of our Latin American businesses that we have been able to grow profits by 26 per cent to over US$2 billion while investing in the integration and despite the increase in loan impairment charges in Mexico as our loan portfolio began to mature.

A people business

It is people, of course, who define an organisation; and any business's success is dependent on the calibre of its staff. 2007 was a demanding year in many respects and it is testament to the talent and professionalism of my 330,000 colleagues around the world that HSBC successfully met its challenges and excelled in so many areas. I would like to take this opportunity to extend my personal thanks to my colleagues - their commitment and expertise have greatly benefited the Group and our shareholders.

Measuring the results of our strategy

Today we are publishing, for the first time, the key metrics which we will use to measure our performance in future. These include a number of measures that cover financial performance, customer recommendation and employee engagement.

In financial terms we are aiming for a return on equity in a range over the investment cycle of 15-19 per cent; a cost efficiency ratio in the range of 48-52 per cent; Tier 1 capital under the Basel II framework of 7.5-9.0 per cent; and total shareholder return in the top half of that achieved by our peers.

Financial measures are important but not sufficient: it is our people and our relationship with customers that will drive our business and ultimately determine our success. For the first time, in 2007, 290,000 HSBC colleagues completed our new global people survey, allowing us to benchmark ourselves and, over time, raise our game. Similarly, we have established customer engagement metrics which enable us to measure and improve our service to them. We have set ourselves challenging targets to increase both employee and customer engagement. They will help us build on our position as the world's number one global banking brand.

Changes to your Board

Independent oversight of our company and of the execution of strategy is the responsibility of one of the most experienced and international Boards in the world. I am delighted that we will benefit from international business leaders of the calibre of Jose Luis Duran and Sam Laidlaw, who joined the Board as independent non-executive Directors on 1 January, 2008. We also welcome two other global business leaders, Safra Catz and Narayana Murthy, who will join as independent non-executive Directors on 1 May 2008.

The Board will be further strengthened by the appointment of three executive directors: Vincent Cheng, effective 1 February 2008; and Sandy Flockhart and Stuart Gulliver, who will join the Board, effective 1 May 2008. These are three of our most talented and experienced executives - all emerging market specialists.

Baroness Dunn, Sir Brian Moffat and Lord Butler will retire as non-executive Directors at HSBC's Annual General Meeting on 30 May 2008 and will not seek re-election. I would like to pay tribute to their tremendous contribution to HSBC. We have been privileged to enjoy their counsel and stewardship for so many years.

HSBC's core strength in uncertain times

The outlook for the rest of 2008 is uncertain. The economic slowdown and the credit outlook in the US may well get worse before they get better. With significant parts of the international financial system in developed markets still in difficulties, HSBC's emphasis on faster growing emerging markets means that we are better positioned than many of our competitors.

Emerging markets have only partly decoupled from the US. Hence, while these economies are exhibiting more domestic momentum, they will not be entirely immune from the impact of a US slowdown. However, the major long-term trends are still intact. Emerging markets will continue to outperform mature economies; and world growth, even in this year of relative weakness for the US economy, will be reasonable - albeit slower than in 2007. Meanwhile, trade and investment patterns will continue to evolve to reflect a more interconnected world, notwithstanding some signs of protectionist sentiment in several key mature markets. In particular, we will see further strategic investments from emerging markets into mature markets, as well as into other emerging markets, a trend from which we are well placed to benefit.

2008 is likely to be a year of caution in the financial sector until liquidity, transparency and the proper pricing of risk return to financial markets. We expect to be able to improve margins on the use of our capital and we will continue to invest in building market presence at a time when others with weaker capital positions are constrained.

The fundamentals of HSBC are very strong. The deleveraging of the financial system clearly plays to HSBC's strengths, given our conservative balance sheet and international presence. There can be few banks in the world that are better positioned to withstand market turbulence and grasp strategic opportunities. We will continue to focus HSBC on the parts of the global economy that promise the best prospects for higher growth over the long term. We will continue to invest for profitable growth in line with our strategy, and we will do so while maintaining HSBC's financial strength, which is at the heart of our success.

S K Green, Group Chairman
03Mar08


Review by Michael Geoghegan, Group Chief Executive Officer

Robust performance in a challenging year

The Group Chairman's statement sets out the clear and compelling strategy for HSBC, and one which very much plays to our strengths. It is my job to lead the senior management team in executing that strategy. 2007 was a year in which we made significant progress in shaping and building our existing businesses for the future, while managing through the particular challenges arising in global financial markets. Our profits of US$24 billion demonstrate the resilience of our business model which, notwithstanding the continuing disappointing results from our US operations, generated a broad spread of earnings by customer group - Commercial Banking (30 per cent), Personal Financial Services (24 per cent), Global Banking and Markets (25 per cent), Private Banking (6 per cent) and others (15 per cent).

We are well-diversified by geography, with a broad spread of earnings coming from developing markets in Asia-Pacific, Middle East, and Latin America and from mature markets in Europe and North America. Our investment approach is a balance between growing our physical presence with investing to increase efficiency in our existing operations. In support of our strategy to increase earnings from developing markets, we continued to invest significantly in existing businesses where we saw opportunities to grow, for instance with new branch programmes in mainland China, Turkey, Indonesia and India. In developed markets, we invested in technology-led initiatives to grow in our targeted customer segments. Our business highlights and results show that we had successes in both developed and developing markets in 2007. Our investments in 2008 will be consistent with our strategy.

Taking each of our customer groups and businesses in turn:

Delivering a global and technology-driven offering to our Commercial Banking clients

Commercial Banking had another strong year with a profit before tax of US$7.1 billion, an increase of 19 per cent over 2006. This growth was powered by very strong results in Asia-Pacific, the Middle East, and Latin America. As a result, the proportion of Commercial Banking's profits arising in faster-growing economies increased from 47 per cent in 2006 to 52 per cent in 2007.
Our focus is twofold: to be the world's leading international business bank and working to become the best bank for small businesses in target markets. This is supported by our continued investment in both technology and people. HSBC's technology and global network are key to our position as the leading international business bank.

In 2007, we extended our network of International Banking Centres - which help customers expand their international businesses - across a further 38 countries, bringing the total to 54. These services are now available to 99 per cent of HSBC's commercial customers. Our Global Links referral system is now available to Relationship Managers in 63 countries. We launched our new SmartForms initiative in 16 countries, making cross-border account opening easier for our customers.

We experienced strong growth in our payments and cash management, and trade and supply chain businesses, with income growth of 18 per cent, and in receivables financing, where we increased the number of operating countries from 12 to 19. Cross-sales of Global Markets' foreign exchange products also grew very strongly, particularly in emerging markets.

HSBC delivered technology-led banking for business, winning awards in both Hong Kong and the UK for Business Internet Banking. Almost a quarter of new customers in the UK came to us through our Business Direct proposition. We invested to expand our receivables financing and business cards platforms, and continue to grow by building on existing relationships - over 50 per cent of new customers in the first half of 2007 in key markets had existing Personal Financial Services relationships.

In total, our Commercial Banking customer base grew by 8 per cent to 2.8 million in 2007, with particular growth in small businesses in Hong Kong, UK and Turkey, where we have been investing.

Consumer Finance challenges offset Personal Financial Services growth

Our Personal Financial Services business achieved profit before tax of US$5.9 billion, a decline of 38 per cent from 2006. This was largely driven by exposure in the US. However, we experienced strong Asian and Latin American growth by 48 per cent and 12 per cent, respectively. Excluding US consumer finance, profit before tax in our Personal Financial Services business grew by 18 per cent.

Elsewhere, we have had success with three key offerings where our global scale gives us real competitive advantage.

First, we have seen solid growth in the market-leading HSBC Premier offering. Premier is designed for mass-affluent customers who are often internationally mobile. In 2007, we had a very successful international re-launch of HSBC Premier that incorporated a number of truly global, joined-up features. These included worldwide customer recognition, a single emergency help line, a unified view of all accounts, and a single worldwide Premier brand. We added a net 340,000 new Premier customers of which more than 50 per cent were new to the bank, for a total of over 2.1 million. Premier customers represent a valuable client base, each averaging over US$2,000 of revenue annually. We will continue to expand Premier in target markets in 2008, with a focus on wealth management, which has already worked so successfully in Hong Kong. We believe that we can increase our Premier customer base to six million over the next four years.

Second, our global card platform, One HSBC Cards, continues to grow, with a specific focus on developing markets. With three quarters of cards in force on a single platform, we can use scale to reduce costs. In 2007, we launched new card businesses in Vietnam and Pakistan, while growing in other markets, including India and the United Arab Emirates. With over 120 million cards in force, including those with Bank of Communications in China, 26 per cent are now in developing markets, up from 20 per cent in 2006.

Third, we continue to grow our HSBC Direct business. In 2007, US deposits reached US$11.5 billion with 620,000 customers, and Asian deposits reached US$1.2 billion with more than 240,000 customers in Taiwan and South Korea. HSBC Direct most recently launched in Canada in June 2007, with an enhanced local online savings account. 45,000 customers, three quarters of whom were new to HSBC, had deposited over US$800 million by the end of the year. We are putting the entire HSBC Direct offering onto a common transaction platform and intend entering new markets in 2008.

Repositioning in the US consumer finance market

We continue to face challenges as a result of the deterioration of the US housing market; loan impairment charges and other credit risk provisions rose by 79 per cent to US$11.7 billion in our Personal Financial Services business. We were one of the first to highlight the problem and we have actively managed our business to mitigate our position. Our actions have shown our commitment to deal responsibly and resolutely with the issues. We will continue to manage this business so as to preserve the long-term value of our consumer finance platform, which we will use to grow profitable businesses in developing markets.

Our US-based consumer finance business comprises four key portfolios: mortgages, credit cards, vehicle finance and other personal loans. In 2007, we saw a progressive decline in profitability across all portfolios, as the housing market suffered from slower appreciation (and, in some markets, depreciation) and unemployment increased. While we have a geographically diverse book, with no single area over-represented across our key portfolios, most markets are experiencing some decline in credit quality. However, those states in which house prices have declined are experiencing a faster deterioration in delinquency levels.

In our mortgage business, we have a retail branch-based origination channel and a wholesale portfolio, mortgage services, which is running off. This higher risk mortgage services portfolio has been reduced from US$49.5 billion to US$36.2 billion in the last 12 months. In the second half of 2007, we also began to see deterioration of performance in our retail branch-based consumer lending portfolio as credit availability through equity withdrawal was no longer available to deal with unforeseen financial needs.

We have taken vigorous action to position our business for the current environment. We have discontinued mortgage services correspondent and broker originations. We have restructured our retail operations in the US closing about 400 branches and leaving a network of approximately 1,000. We have tightened our lending criteria, tailored our credit appetite in specific geographies, reduced product offerings and eliminated the small volume of adjustable-rate mortgage products we offered. We have also strengthened our risk management and controls. We shall continue to develop strategic responses to changes in market conditions.

We continue to work responsibly with customers, governments and community leaders to implement loan modifications and foreclosure avoidance programmes. We have improved our collections programme so that we can work to help our customers. In 2007, we modified more than 8,500 loans with an aggregate balance of US$1.4 billion in 2007.

In 2007, we took the decision to integrate retail and credit card services to provide a single management structure. In 2007, we saw a rise in overall delinquency rates among credit card customers, in part due to a change in product mix and historically low levels of bankruptcies in 2006. We modified fee practices in our cards portfolio, which reduced income by approximately US$55 million in 2007, and is expected to have a full year effect of approximately US$250 million in 2008. In addition, to improve the profitability of the credit card business in the long term, we slowed loan and account growth by decreasing credit lines and tightening the criteria for authorising initial credit lines.

Overall delinquency rates in vehicle finance also rose as the US economy weakened. We are taking steps to improve the profitability of new originations and have already seen reduced volume from the dealer channel. We expect this lower origination activity to continue in 2008 as we seek higher credit quality.


Our continued focus for 2008 is on strengthening the HSBC Finance business, paying particular attention to the core consumer lending and cards businesses in order to preserve the long term value of the platform. We will continue to evaluate our product set and make adjustments in product type and qualification criteria, consistent with our desired risk profile. We will position the business so that when the environment improves we will be well positioned, particularly as many players have exited the market.

Strong Global Banking and Markets performance

Despite severe disruption in global credit markets, pre-tax profits for Global Banking and Markets rose by 5 per cent to US$6.1 billion. Performance was driven by strong revenue growth in equities, foreign exchange, securities services, payments and cash management, and asset management.

In 2007, we absorbed a total of US$2.1 billion of write-downs on asset-backed securities and credit trading positions, leveraged and acquisition financing positions, and monoline credit exposures resulting from unprecedented disruption and deterioration in the credit market. In North America, the mortgage-backed securities operation was closed to new business and downsized.

Strong growth from Asia-Pacific and the Middle East contributed over half of Global Banking and Markets' 2007 pre-tax profits. Our outstanding performance in Asia reflected continued success in providing our clients with financing, structuring and hedging solutions. We maintained a solid position in mature markets as well, with robust financing and advisory revenues in Europe and strong growth in Global Banking deposits and fee income.

The strength of Global Banking and Markets' emerging markets-led and financing-focused strategy was illustrated by HSBC's senior role in large, cross-border transactions. We advised Borse Dubai on its acquisition of OMX of Sweden and related share exchange agreement with Nasdaq. HSBC was lead arranger of US$9.2 billion of facilities for Saudi Basic Industries' acquisition of GE Plastics. In early 2008 HSBC was mandated as financial adviser and lead arranger to BHP Billiton on its US$174 billion offer for Rio Tinto, the largest mining sector deal announced to date. HSBC also advised on high-profile cross-border transactions that illustrated the growing linkages between emerging markets regions, including Singapore Telecommunications on its US$758 million acquisition of a 30 per cent stake in Warid Telecom of Pakistan, and Dubai Drydocks' S$650 million acquisition of Pan-United Marine of Singapore.

HSBC won numerous industry awards for its emerging markets and financing strength. These included Acquisitions Monthly's 'Middle East Mergers and Acquisitions Adviser of the Year' and International Financing Review's 'Middle East Loan House of the Year'.

HSBC was designated global 'Best Risk Management House', 'Best Foreign Exchange House in Asia' and, for the 10th consecutive year, 'Best Risk Management House in Asia' in the Euromoney 2007 Awards for Excellence. HSBC was named in five of LatinFinance's Deals of the Year, including 'Best Syndicated Loan', 'Best Financing Innovation', and 'Best Local Currency Deal'. In debt capital markets, HSBC ranked first in the Bloomberg Asian local currency bond league table, first in sterling bonds and fifth in international bonds.

Global Banking and Markets continued to refine its IT development strategy, delivering a cost-effective system platform to support HSBC's global product reach. Barracuda is our award-winning, front-end trading system that enhances straight through processing, by automating trade bookings and back-to-back trades. Barracuda has processed over one million trades and 240 million transactions since its launch and won the 2007 Banking Technology award for 'Best Trading System in Europe' and the 2007 American Financial Technology award for 'Best Cross-Asset Trading System in the US'.


Using Group relationships to grow our Private Bank

In Private Banking, our fastest growing business, profit before tax increased by 24 per cent over 2006 to US$1.5 billion, with exceptional performance in Asia and record results in Switzerland, among others. HSBC Private Bank retained its number three ranking in the Euromoney Annual Private Banking Survey which covers excellence across its business model, client segment, geography, product focus and consistency of investments in growth.

Our ability to match developed market expertise with developing market insights helped generate US$36 billion in net new client assets. Of that, US$6 billion was directly referred from other HSBC customer groups. As a result, client assets grew by 26 per cent to US$421 billion. We saw a sharp increase in client demand for alternative assets and emerging market investments, aided by the growth in our hedge funds, and several new private equity and emerging market funds. These included new private client offerings in mainland China and Latin America. Our Global Wealth Solutions business, providing trust and family office services, also benefited from relatively buoyant markets with client assets increasing by 38 per cent to US$79 billion.


Building our insurance business

Our insurance business is spread across our customer groups and in 2007 generated profit before tax of US$3.1 billion, a contribution of 13 per cent of the Group pre-tax profit. We believe there is an opportunity to increase insurance's contribution to the Group to 20 per cent over time.

Insurance is now an integral part of the new Global Premier proposition and we are using the world-class Future of Retirement research we commissioned to design innovative new products and services.

We launched HSBC's first environmentally friendly motor and house insurance in Brazil and, in Mexico, we developed an innovative new motor insurance product. We consolidated our position in Hong Kong as the leading provider of Mandatory Provident Funds, with a 33 per cent share of funds under management. In France, sales of life-wrapped investment products increased by 9 per cent. In Saudi Arabia, a joint venture with SABB established a Takaful business. In the UK, M&S Money was voted 'Life Insurance Provider of the Year' and, due to the success of the Sterling Reserve Bond, HSBC Life in the UK is becoming one of the market's leading providers of life investment products. In 2007, we launched credit protection products and product enhancements in 12 new markets.

Our new insurance brand, HSBC Insurance, which was launched in 2007, will increase customer awareness of our growing insurance capability.

To meet growing customer demand for insurance products, we are strengthening our underwriting, broking and agency businesses with proposed strategic investments in mainland China, India, South Korea and Vietnam. To complement growth in our own businesses, we launched a Preferred Strategic Partner programme to provide products in markets where we decide not to manufacture.

Customer access to products has been made easier and more efficient through direct distribution channels and, in 2007, we sold 2.9 million policies over the telephone, online and through other direct channels.


Strong liquidity and capital strength

HSBC has maintained its traditional financial strength in terms of capital, liquidity and breadth of earnings. This is reflected in the Group's tier 1 capital ratio of 9.3 per cent and total capital ratio of 13.6 per cent as at the year end compared with 9.4 per cent and 13.5 per cent, respectively, at the end of 2006. Our strong capital position provides comfort for customers placing deposits with HSBC, and attracts institutional balances, which means that we benefit from a strong and well diversified funding base. It also means that we are well-positioned to fund our growth plans and selectively to take advantage of opportunities at a time when many others are unable to do so.

Since volatility in the financial markets began in August 2007, there has been a movement of deposits to well-capitalised financial institutions such as HSBC.


Joining Up the Company

The results announced today are a reflection of the rolling out of our 'Joining Up the Company' strategy. Put simply, 'Joining Up' is about using common products and common systems to deliver an increasingly cohesive service to our customers. This is more than business as usual: HSBC is transforming its business through this strategy, be it the relaunch of Premier in 35 countries, the rollout of Global Links for Commercial Banking, the move to the One HSBC suite of Group Systems or the consolidation of our banking systems to HSBC's Universal Banking system.

'Joined Up' resonates with our customers and our staff, and demonstrating its impact will add value to our shareholders. Our brand recognition is rising in line with our progress: in February 2008, The Banker Magazine named HSBC as the world's most valuable banking brand. This follows Interbrand's 2007 ranking of HSBC's brand as the 23rd most valuable in the world, up from 27th in 2006.

As our brand value increases, so we must ensure we deliver our global brand promise to our customers and employees through continued investment in Joining Up. For example, we shall continue to launch Premier in our target markets. We shall significantly grow our Global Transaction Banking business, continuing our investment in global talent, infrastructure expansion and product development. Our success in developing HSBC Amanah was recognised by the Euromoney award for 'Best International Islamic Bank'.

We are also connecting the Group by moving to a common HR platform, continuing our common Group-wide employee engagement surveys, and aligning objectives, performance and pay globally. Our people will always be our most important asset. The 330,000 people who work for HSBC across the world demonstrate the shared values, the strength and the resilience of the HSBC Group which will sustain our business in the long term. I would like to record my strong appreciation and thanks for their energy and commitment to our business throughout 2007.

We will continue to measure and report on our progress on key financial, customer and employee metrics, available in our Annual Report and Accounts.

Our strategy gives us a clear roadmap for progress. It highlights the competitive advantages in each of our customer groups, our emerging markets strength and our international connectivity which so benefits our customers. We will continue to build on our strengths and position HSBC for future growth.



M F Geoghegan, Group Chief Executive
3Mar2008


Financial Overview

 Year ended 31Dec                                         Year ended 31Dec
      2007                                               2007          2006
      GBPm        HK$m                                   US$m          US$m
                          For the year
    12,106     188,878    Profit before tax            24,212        22,086
                          Profit attributable to
                            shareholders of the
     9,567     149,257      parent company             19,133        15,789
     5,121      79,890     Dividends                   10,241         8,769

                          At the year-end
    63,824     999,392     Total shareholders' equity 128,160       108,352

    76,015   1,190,287     Capital resources          152,640       127,074
                           Customer accounts and
   611,704   9,578,447       deposits by banks      1,228,321       996,528
 1,172,425  18,358,566     Total assets             2,354,266     1,860,758
   559,643   8,763,252     Risk-weighted assets     1,123,782       938,678

       GBP         HK$                                   US$          US$
                           Per ordinary share
      0.83       12.87     Basic earnings                1.65          1.40
      0.82       12.72     Diluted earnings              1.63          1.39
      0.44        6.79     Dividends ^                   0.87          0.76
      5.34       83.59     Net asset value              10.72          9.24

                           Share information
                           US$0.50 ordinary shares in
                             issue                    11,829m       11,572m
                           Market capitalisation US$198bn US$212bn Closing market price per
                             share                    GBP8.42       GBP9.31

                                               Over 1  Over 3        Over 5
                                                 year   years         years
                         Total shareholder
                           return to 31Dec07^^   95.6   111.3         158.8
                         Benchmarks: FTSE 100   107.4   148.4         194.6
                                     MSCI World 108.1   140.8         182.0

^ Under IFRSs accounting rules, the dividend per share of US$0.87 shown in the accounts is the total of the dividends declared during 2007. This represents the fourth interim dividend for 2006 and the first, second and third interim dividends for 2007. As the fourth interim dividend for 2007 was declared in 2008 it will be reflected in the accounts for 2008.

^^ Total shareholder return ('TSR') is as defined in the Annual Report and Accounts 2007.

                                                          Year ended 31Dec
                                                         2007          2006
                                                            %             %
Performance ratios
Return on average invested capital^                      15.3          14.9
Return on average total shareholders' equity             15.9          15.7
Post-tax return on average total assets                  0.97          1.00
Post-tax return on average risk-weighted assets          1.95          1.93

Efficiency and revenue mix ratios
Cost efficiency ratio                                    49.4          51.3

As a percentage of total operating income:
  - Net interest income                                  43.1          49.2
  - Net fee income                                       25.1          24.5
  - Net trading income                                   11.2          11.7

Capital ratios
  - Tier 1 capital                                        9.3           9.4
  - Total capital                                        13.6          13.5

^ Return on invested capital is based on the profit attributable to ordinary shareholders. Average invested capital is measured as average total shareholders' equity after adding back goodwill previously written-off directly to reserves, deducting average equity preference shares issued by HSBC Holdings and deducting/(adding) average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities. This measure reflects capital initially invested and subsequent profit.

Consolidated Income Statement

 Year ended 31Dec                                           Year ended 31Dec
       2007                                                  2007       2006
   GBPm          HK$m                                        US$m       US$m

 46,180       720,493       Interest income               92,359     75,879
(27,282)     (425,654)      Interest expense             (54,564)   (41,393)

 18,898       294,839       Net interest income           37,795     34,486

 13,169       205,455       Fee income                    26,337     21,080
 (2,168)      (33,817)      Fee expense                   (4,335)    (3,898)

 11,001       171,638       Net fee income                22,002     17,182

                            Trading income excluding
  2,229        34,777         net interest income          4,458      5,619
                            Net interest income on
  2,688        41,938         trading activities           5,376      2,603

  4,917        76,715       Net trading income             9,834      8,222

                           Net income from financial
                             instruments designated at
  2,042        31,851        fair value                    4,083        657
                           Gains less losses from
    978        15,259        financial investments         1,956        969
                           Gains arising from dilution
    546         8,519        of interests in associates    1,092          -
    162         2,528      Dividend income                   324          340
  4,538        70,802      Net earned insurance premiums   9,076        5,668
    719        11,224      Other operating income          1,439        2,546

 43,801       683,375      Total operating income         87,601       70,070

                           Net insurance claims incurred
                             and movement in liabilities
 (4,304)      (67,151)       to policyholders             (8,608)      (4,704)

                           Net operating income before
                             loan impairment charges
                             and other credit risk
 39,497       616,224        provisions                   78,993       65,366

                           Loan impairment charges and
                             other credit risk
 (8,621)     (134,504)       provisions                  (17,242)     (10,573)

 30,876       481,720      Net operating income           61,751       54,793
                           Employee compensation and
(10,667)     (166,427)       benefits                    (21,334)     (18,500)
                           General and administrative
 (7,647)     (119,308)       expenses                    (15,294)     (12,823)
                           Depreciation and impairment
                             of property, plant and
   (857)      (13,371)       equipment                    (1,714)      (1,514)
                           Amortisation and impairment of
   (350)       (5,461)       intangible assets              (700)        (716)

(19,521)     (304,567)     Total operating expenses      (39,042)     (33,553)

 11,355       177,153      Operating profit               22,709       21,240

                           Share of profit in associates
    751        11,725        and joint ventures            1,503          846

 12,106       188,878      Profit before tax              24,212       22,086

 (1,878)      (29,309)     Tax expense                    (3,757)      (5,215)

 10,228       159,569      Profit for the year            20,455       16,871

                           Profit attributable to
                             shareholders of the
  9,567       149,257        parent company               19,133       15,789

                           Profit attributable to
    661        10,312        minority interests            1,322        1,082

Consolidated Balance Sheet

         At 31Dec                                               At 31Dec
          2007                                              2007          2006
     GBPm        HK$m                                       US$m          US$m
                           ASSETS

                           Cash and balances at central
   10,839      169,723       banks                        21,765        12,732
                           Items in the course of
    4,869       76,241       collection from other banks   9,777        14,144

                           Hong Kong Government
    6,919      108,339       certificates of indebtedness 13,893        13,165
  222,092    3,477,658     Trading assets                445,968       328,147
                           Financial assets designated
   20,699      324,116       at fair value                41,564        20,573
   93,551    1,464,885     Derivatives                   187,854       103,702
  118,208    1,850,980     Loans and advances to banks   237,366       185,205
                           Loans and advances to
  488,811    7,654,111       customers                   981,548       868,133
  140,934    2,206,834     Financial investments         283,000       204,806
                           Interests in associates and
    5,171       80,974       joint ventures               10,384         8,396
   19,765      309,495     Goodwill and intangible assets 39,689        37,335
    7,816      122,382     Property, plant and equipment  15,694        16,424
   19,668      307,969     Other assets                   39,493        29,823
      446        6,984     Current tax asset                 896           380
    2,632       41,205     Deferred tax asset              5,284         3,241
   10,005      156,670     Prepayments and accrued income 20,091        14,552

1,172,425   18,358,566     Total assets                2,354,266     1,860,758

         At 31Dec                                            At 31Dec
          2007                                              2007          2006
     GBPm          HK$m                                     US$m          US$m

                           LIABILITIES AND EQUITY

                           Liabilities
                           Hong Kong currency notes
    6,919       108,338      in circulation               13,893        13,165
   65,826     1,030,747    Deposits by banks             132,181        99,694
  545,878     8,547,700    Customer accounts           1,096,140       896,834
                           Items in the course of
                             transmission to other
    4,319        67,624      banks                         8,672        12,625
  156,661     2,453,095    Trading liabilities           314,580       226,608
                           Financial liabilities
   44,790       701,344     designated at fair value      89,939        70,211
   91,330     1,430,099    Derivatives                   183,393       101,478
  122,796     1,922,823    Debt securities in issue      246,579       230,325
    1,441        22,560    Retirement benefit liabilities  2,893         5,555
   17,436       273,031    Other liabilities              35,013        28,019
    1,274        19,955    Current tax liability           2,559         1,805
                           Liabilities under insurance
   21,218       332,242      contracts                    42,606        17,670
   10,839       169,731    Accruals and deferred income   21,766        16,310
      975        15,268    Provisions                      1,958         1,763
      926        14,496    Deferred tax liability          1,859         1,096
   12,360       193,539    Subordinated liabilities       24,819        22,672

1,104,988    17,302,592    Total liabilities           2,218,850     1,745,830

                           Equity
    2,946        46,125    Called up share capital         5,915         5,786
    4,051        63,429    Share premium account           8,134         7,789
   16,441       257,443    Other reserves                 33,014        29,380
   40,386       632,395    Retained earnings              81,097        65,397

   63,824       999,392    Total shareholders' equity    128,160       108,352
    3,613        56,582    Minority interests              7,256         6,576

   67,437     1,055,974    Total equity                  135,416       114,928

                           Total equity and
1,172,425    18,358,566      liabilities               2,354,266     1,860,758


Consolidated Statement of Recognised Income and Expense

                                                          Year ended 31Dec
                                                            2007          2006
                                                            US$m          US$m
Available-for-sale investments:
  - fair value gains taken to equity                         756         1,582
  - fair value losses transferred to income statement on
      disposal or impairment                              (1,740)         (644)
Cash flow hedges:
 - fair value gains taken to equity                          625         1,554
 - fair value losses transferred to income statement      (1,886)       (2,198)
Share of changes in equity of associates and joint
  ventures                                                   372            20
Exchange differences                                       5,946         4,675
Actuarial gains/(losses) on defined benefit plans          2,167           (78)

                                                           6,240         4,911
Tax on items taken directly to equity                       (226)          (44)
Profit for the year                                       20,455        16,871

Total recognised income and expense for the year          26,469        21,738

Total recognised income and expense for the year
  attributable to:
    - shareholders of the parent company                  24,801        20,527
    - minority interests                                   1,668         1,211

                                                          26,469        21,738

Consolidated Cash Flow Statement

                                                          Year ended 31Dec
                                                            2007          2006
                                                            US$m          US$m
Cash flows from operating activities
Profit before tax                                         24,212        22,086

Adjustments for:
Non-cash items included in profit before tax              21,662        14,956
Change in operating assets                              (176,538)     (175,317)
Change in operating liabilities                          250,095       237,378
Elimination of exchange differences                      (18,563)      (12,114)
Net gain from investing activities                        (2,209)       (2,014)
Share of profits in associates and joint ventures         (1,503)         (846)
Dividends received from associates                           363            97
Contribution paid to defined benefit plans                (1,393)         (547)
Tax paid                                                  (5,088)       (4,946)

Net cash from operating activities                        91,038        78,733

Cash flows from investing activities
Purchase of financial investments                       (260,980)     (286,316)
Proceeds from the sale and maturity of financial
  investments                                            238,647       273,774
Purchase of property, plant and equipment                 (2,720)       (2,400)
Proceeds from the sale of property, plant and equipment    3,178         2,504
Proceeds from the sale of loan portfolio                   1,665         2,048
Net Purchase of intangible assets                           (950)         (852)
Net cash outflow from acquisition of and increase
  in stake of subsidiaries                                  (623)       (1,185)
Net cash inflow from disposal of subsidiaries                187            62
Net cash outflow from acquisition of and increase
  in stake of associates                                    (351)         (585)
Net cash inflow from the consolidation of funds            1,600             -
Proceeds from disposal of associates                          69            874

Net cash used in investing activities                    (20,278)       (12,076)

Cash flows from financing activities
Issue of ordinary share capital                              474          1,010
Issuance of preference shares                                  -            374
Net purchases and sales of own shares for
  market-making and investment purposes                      126             46
Purchases of own shares to meet share awards and
  share option awards                                       (636)          (575)
On exercise of share options                                 104            173
Subordinated loan capital issued                           5,705          5,948
Subordinated loan capital repaid                            (689)          (903)
Dividends paid to shareholders of the parent company      (6,003)        (5,927)
Dividends paid to minority interests                        (718)          (710)

Net cash used in financing activities                     (1,637)          (564)

Net increase in cash and cash equivalents                 69,123         66,093

Cash and cash equivalents at 1 January                   215,486        141,307
Exchange differences in respect of cash and cash
  equivalents                                             12,400          8,086

Cash and cash equivalents at 31 December                 297,009        215,486

Additional Information

1. Basis of preparation and accounting policies

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards ('IFRSs') as endorsed by the European Union ('EU'). EU-endorsed IFRSs may differ from IFRSs as published by the International Accounting Standards Board ('IASB') if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2007, there were no unendorsed standards effective for the year ended 31 December 2007 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC's financial statements for the year ended 31 December 2007 are prepared in accordance with IFRSs as issued by the IASB.

IFRSs comprise accounting standards issued by the IASB and its predecessor body and interpretations issued by the International Financial Reporting Interpretations Committee ('IFRIC') and its predecessor body.

Significant accounting policies applicable to the consolidated and separate financial statements of HSBC Holdings can be found in Notes 1 and 2 of the Annual Report and Accounts 2007.

2. Dividends

On 3 March 2008, the Directors declared a fourth interim dividend for 2007 of US$0.39 per ordinary share. The dividend will be payable on 7 May 2008, to shareholders on the Register at the close of business on 25 March 2008. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates quoted by HSBC Bank plc in London at or about 11 am on 28 April 2008, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 3 April 2008, and elections will be required to be made by 24 April 2008. As this dividend was declared after the balance sheet date, it has not been included in 'Other liabilities' at 31 December 2007.

The dividend on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, will be payable on 7 May 2008 to the holders of record on 25 March 2008. The dividend will be payable in cash, in euros at the exchange rate on 28 April 2008, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 20 March 2008 and 28 March 2008.

The dividend on American Depositary Shares ('ADSs'), each of which represents five ordinary shares, will be payable on 7 May 2008 to holders of record on 25 March 2008. The dividend of US$1.95 per ADS will be payable in cash in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be mailed to holders on or about 1 April 2008, and elections will be required to be made by 18 April 2008. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

The Company's shares will be quoted ex-dividend in London, Hong Kong and Bermuda on 19 March 2008 and in Paris on 26 March 2008. The ADSs will be quoted ex-dividend in New York on 20 March 2008.

Dividends declared on HSBC Holdings shares during 2007 were as follows:


                                                 2007                                       2006
                                           Per            Settled in               Per                      Settled in
                                         share      Total      scrip             share           Total           scrip
                                           US$       US$m       US$m               US$            US$m            US$m
Dividends declared on ordinary shares
Fourth interim dividend in respect
  of previous year                       0.360      4,161      2,116             0.310           3,513           1,542
First interim dividend in respect
  of current year                        0.170      1,986        712             0.150           1,712             248
Second interim dividend in respect
  of current year                        0.170      1,997        912             0.150           1,724             515
Third interim dividend in respect
  of current year                        0.170      2,007        614             0.150           1,730             223
                                         0.870     10,151      4,354             0.760           8,679           2,528

Quarterly dividends on preference
  share capital
March dividend                           15.50         22                        15.50              22
June dividend                            15.50         23                        15.50              23
September dividend                       15.50         22                        15.50              22
December dividend                        15.50         23                        15.50              23
                                         62.00         90                        62.00              90


On 13 February 2008, the Directors declared a dividend of US$15.50 per 6.20 per cent non-cumulative US dollar preference share (Series A preference share), equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A dollar preference share. The dividend is payable on 17 March 2008 to the holder of record on 29 February 2008.

3. Earnings and dividends per ordinary share



                                            Year ended 31 December
                                           2007               2006
                                            US$                US$

Basic earnings per ordinary share          1.65               1.40
Diluted earnings per ordinary share        1.63               1.39
Dividends per ordinary share               0.87               0.76

Dividend pay out ratio >                   52.7%              54.3%

> Dividends per ordinary share expressed as a percentage of basic earnings per ordinary share.

Basic earnings per ordinary share was calculated by dividing the earnings of US$19,043 million by the weighted average number of ordinary shares outstanding, excluding own shares held, of 11,545 million shares (2006: earnings of US$15,699 million and 11,210 million shares).

                                                    Year ended 31 December
                                                    2007           2006
                                                    US$m           US$m

Profit attributable to shareholders of the parent
  company                                         19,133         15,789
Dividend payable on preference shares classified
  as equity                                          (90)           (90)
Profit attributable to the ordinary shareholders
  of the parent company                           19,043         15,699

Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares (including share options outstanding not yet exercised), by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares in 2007 of 11,661 million shares (2006: 11,320 million shares).

4. Tax Expense

                                      Year ended 31 December
                                 2007                      2006
                                 US$m                      US$m

UK corporation tax charge       1,326                       650
Overseas tax                    3,879                     4,552

Current tax                     5,205                     5,202
Deferred tax                   (1,448)                       13

Tax Expense                     3,757                     5,215

Effective tax rate               15.5%                     23.6%

HSBC Holdings and its subsidiaries in the United Kingdom provided for UK corporation tax at 30 per cent (2006: 30 per cent). Overseas tax included Hong Kong profits tax of US$ 1,137 million (2006: US$751 million) provided at the rate of 17.5 per cent (2006: 17.5 per cent) on the profits for the year assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

Analysis of tax expense                            Year ended 31 December
                                                     2007           2006
                                                     US$m           US$m

Taxation at UK corporation tax rate of 30 per cent
(2006: 30 per cent)                                 7,264          6,626

Effect of taxing overseas profits in principal
  locations at different rates                     (1,460)          (568)
Tax-free gains                                       (296)          (199)
Adjustments in respect of prior period liabilities   (309)          (106)
Low income housing tax credits                       (107)          (108)
Effect of profits from associates and joint
  ventures                                           (450)          (253)
Effect of previously unrecognised temporary
  differences                                        (485)          (122)
Release of deferred tax consequent on
  restructuring of Group interests                   (359)             -
Impact of gains arising from dilution of interests
  in associates                                      (253)             -
Other items                                           212            (55)

Overall tax expense                                 3,757          5,215

5. Capital resources

                                                         At 31 December
                                                     2007            2006
                                                        %               %
Capital ratios
Total capital                                        13.6            13.5
Tier 1 capital                                        9.3             9.4

                                                     US$m            US$m
Composition of regulatory capital
Tier 1:
Shareholders' equity                              128,160         108,352
Minority interests and preference shares            6,240           7,413
Innovative tier 1 securities                       10,512           9,932
Less: Goodwill capitalised and intangible assets  (38,855)        (36,489)
      Other regulatory adjustments                 (1,090)         (1,366)

Total qualifying tier 1 capital                   104,967          87,842

Tier 2:
Reserves arising from revaluation of property and
  unrealised gains in available-for-sale equities   4,393           2,982
Collective impairment allowances                   14,047          11,077
Perpetual subordinated debt                         3,114           3,396
Term subordinated debt                             37,658          30,677
Minority and other interests in tier 2 capital        300             425

Total qualifying tier 2 capital before deductions  59,512          48,557

Unconsolidated investments                        (11,092)         (7,512)
Investments in capital of other banks                   -          (1,419)
Other deductions                                     (747)           (394)

Total regulatory capital                          152,640         127,074

Total risk-weighted assets                      1,123,782         938,678

Basel II proforma tier 1 ratio
Tier 1 capital*                                   101,685               -
Total risk-weighted assets                      1,129,451               -
Tier 1 ratio - management basis                       9.0%              -

* Management basis (comprising Core Tier 1 capital plus Innovative tier 1 securities).

6. Notes on cash flow statement

                                                 Year ended 31 December
                                                   2007           2006
                                                   US$m           US$m

(a) Non-cash items included in profit before tax
Depreciation, amortisation and impairment         2,522          2,528
Gain arising from dilution of interests in
  associates                                     (1,092)             -
Revaluations on investment property                (152)          (164)
Share-based payment expense                         870            854
Loan impairment losses gross of recoveries       18,182         11,331
Provisions for liabilities and charges              989            498
Impairment of financial investments                  65             21
Charge for defined benefit plans                    727            664
Accretion of discounts and amortisation of
  premiums                                         (449)          (776)

                                                 21,662          14,956

(b) Change in operating assets
Change in prepayments and accrued income         (5,069)         (2,478)
Change in net trading securities and net
  derivatives                                    (4,972)        (13,620)
Change in loans and advances to banks            (8,922)        (11,505)
Change in loans and advances to customers      (131,886)       (132,987)
Change in financial assets designated at fair
  value                                         (13,360)         (4,883)
Change in other assets                          (12,329)         (9,844)

                                               (176,538)       (175,317)

(c) Change in operating liabilities
Change in accruals and deferred income            5,119           3,549
Change in deposits by banks                      32,594          28,378
Change in customer accounts                     199,806         149,849
Change in debt securities in issue              (12,489)         42,253
Change in financial liabilities designated at
  fair value                                     12,304           8,382
Change in other liabilities                      12,761           4,967

                                                250,095         237,378

(d) Cash and cash equivalents
Cash and balances at central banks               21,765          12,732
Items in the course of collection from other
  banks                                           9,777          14,144
Loans and advances to banks of one month or
  less                                          232,320         162,998
Treasury bills, other bills and certificates
  of deposit less than three months              41,819          38,237
Less: items in the course of transmission to
  other banks                                    (8,672)        (12,625)

Total cash and cash equivalents                 297,009         215,486

7. Loan impairment charge


                              Half-year to                           Half-year to

                             30Jun07   31Dec07        2007      30Jun06   31Dec06        2006
                                US$m      US$m        US$m         US$m      US$m        US$m
By category:

Loan impairment charge

Individually assessed
  impairment allowances:

  - Net new allowances           442       483          925         253       333         586
  - Recoveries                   (57)      (72)        (129)        (75)      (53)       (128)

                                 385       411          796         178       280         458
Collectively assessed
  impairment allowances:
  - Net new allowances         6,230    11,027       17,257       3,986     6,754      10,740
  - Recoveries                  (287)     (589)        (876)       (268)     (383)       (651)

                               5,943    10,438       16,381       3,718     6,371      10,089
Total charge for
  impairment losses            6,328    10,849       17,177       3,896     6,651      10,547

Customers                      6,328    10,849       17,177       3,896     6,654      10,550
Banks                              -         -            -           -        (3)         (3)



8. Analysis of net fee income

                             Half-year to                           Half-year to
                          30Jun07     31Dec07       2007       30Jun06    31Dec06         2006
                             US$m        US$m       US$m          US$m       US$m         US$m

Cards                       3,092       3,404      6,496         2,482      2,885        5,367
Account services            1,961       2,398      4,359         1,688      1,945        3,633
Funds under management      1,390       1,585      2,975         1,571      1,147        2,718
Broking income                928       1,084      2,012           728        626        1,354
Insurance                     804       1,032      1,836           693        665        1,358
Global custody                557         847      1,404           423        374          797
Credit facilities             672         466      1,138           462        460          922
Unit trusts                   420         455        875           265        255          520
Imports/Exports               407         459        866           383        397          780
Remittances                   273         283        556           223        249          472
Corporate finance             220         189        409            95        160          255
Underwriting                  196         171        367           150        136          286
Trust income                  146         153        299           113        135          248
Tax Payer Financial Services  234          18        252           237         26          263
Maintenance income on
  operating leases             69          70        139            59         63          122
Mortgage servicing             53          56        109            47         50           97
Other                       1,066       1,179      2,245           822      1,066        1,888

Total fee income           12,488      13,849     26,337        10,441     10,639       21,080
Less: fee expense          (1,993)     (2,342)    (4,335)       (2,061)    (1,837)      (3,898)

Net fee income             10,495      11,507     22,002         8,380      8,802       17,182


9. Distribution of results by customer group and global business

Personal Financial Services

                                Half-year to                            Half-year to
                                 30Jun07      31Dec07       2007           30Jun06      31Dec06       2006
                                    US$m         US$m       US$m              US$m         US$m       US$m

Net interest income               13,998       15,071     29,069            12,736       13,340     26,076
Net fee income                     5,523        6,219     11,742             4,285        4,477      8,762
Net trading income                    93           85        178               417          194        611
Net income from financial
  instruments designated at
  fair value                         796          537      1,333               120          619        739
Gains less losses from
  financial investments               60          291        351                66           12         78
Dividend income                       41           14         55                 8           23         31
Net earned insurance premiums      3,735        4,536      8,271             2,517        2,613      5,130
Other operating income               255          132        387               343          439        782

Total operating income            24,501       26,885     51,386            20,492       21,717     42,209

Net insurance claims incurred
  and movement in liabilities
  to policyholders                (3,605)      (4,542)    (8,147)           (1,975)       (2,390)   (4,365)

Net operating income before
  loan impairment charges and
  other credit risk provisions    20,896       22,343     43,239            18,517        19,327    37,844

Loan impairment charges and
  other credit risk provisions    (5,928)     (10,244)   (16,172)           (3,709)       (6,240)   (9,949)

Net operating income              14,968       12,099     27,067            14,808        13,087    27,895

Net operating expenses           (10,452)     (11,305)   (21,757)           (9,073)       (9,745)  (18,818)

Operating profit                   4,516          794      5,310             5,735         3,342     9,077

Share of profit in associates
  and joint ventures                 213          377        590               173           207       380

Profit before tax                  4,729        1,171      5,900             5,908         3,549     9,457

Commercial Banking
                                 Half-year to                           Half-year to
                                  30Jun07       31Dec07     2007         30Jun06       31Dec06         2006
                                     US$m         US$m      US$m            US$m          US$m         US$m

Net interest income                 4,286        4,769     9,055           3,515         3,999        7,514
Net fee income                      1,904        2,068     3,972           1,555         1,652        3,207
Net trading income                    134          162       296              96           128          224
Net income/(expense) from
  financial instruments designated
  at fair value                       (24)          46        22             (40)           18          (22)
Gains less losses from
  financial investments                25           65        90              23            21           44
Dividend income                         4            4         8               2             4            6
Net earned insurance premiums         205          528       733             128           130          258
Other operating income                  2          163       165             126           124          250

Total operating income              6,536        7,805    14,341           5,405         6,076       11,481

Net insurance claims incurred
  and movement in liabilities
  to policyholders                     44         (435)     (391)            (42)           (54)        (96)
Net operating income before
  loan impairment charges and
  other credit risk provisions      6,580        7,370    13,950           5,363          6,022      11,385
Loan impairment charges and
  other credit risk provisions       (431)        (576)   (1,007)           (260)          (437)       (697)

Net operating income                6,149        6,794    12,943           5,103          5,585      10,688

Net operating expenses             (2,907)      (3,345)   (6,252)         (2,385)        (2,594)     (4,979)

Operating profit                    3,242        3,449     6,691           2,718          2,991       5,709

Share of profit in associates
  and joint ventures                  180          274       454             144            144         288

Profit before tax                   3,422        3,723     7,145           2,862          3,135       5,997

Global Banking and Markets
                                 Half-year to                           Half-year to
                                  30Jun07      31Dec07      2007         30Jun06        31Dec06        2006
                                     US$m         US$m      US$m            US$m           US$m        US$m

Net interest income                 1,847        2,583     4,430           1,394          1,774       3,168
Net fee income                      2,264        2,637     4,901           1,810          1,908       3,718
Net trading income                  2,897          370     3,267           2,496          2,015       4,511
Net income/(expense) from
  financial instruments designated
  at fair value                        11         (175)     (164)             47            (27)         20
Gains less losses from
  financial investments               768          545     1,313             269            265         534
Dividend income                       175           47       222             147             88         235
Net earned insurance premiums          46           47        93              41             32          73
Other operating income                529          689     1,218             578            800       1,378

Total operating income              8,537        6,743    15,280           6,782          6,855      13,637
Net insurance claims incurred
  and movement in liabilities
  to policyholders                    (38)         (32)      (70)            (31)           (31)        (62)

Net operating income before loan
  impairment charges and other
  credit risk provisions            8,499        6,711    15,210           6,751          6,824      13,575

Loan impairment charges and
  other credit risk
  recoveries                           24          (62)      (38)            109             10         119

Net operating income                8,523        6,649    15,172           6,860          6,834      13,694

Net operating expenses             (4,479)      (4,879)   (9,358)         (3,740)        (4,251)     (7,991)

Operating profit                    4,044        1,770     5,814           3,120          2,583       5,703

Share of profit in associates
  and joint ventures                  114          193       307              24             79         103

Profit before tax                   4,158        1,963     6,121           3,144          2,662       5,806

Private Banking
                                 Half-year to                           Half-year to
                                  30Jun07      31Dec07      2007         30Jun06        31Dec06        2006
                                     US$m         US$m      US$m            US$m           US$m        US$m

Net interest income                   567          649     1,216             482            529       1,011
Net fee income                        811          804     1,615             705            618       1,323
Net trading income                    259          275       534             216            148         364
Net income/(expense) from
  financial instruments designated
  at fair value                         -           (1)       (1)              -              1           1
Gains less losses from
  financial investments                45           74       119              28            138         166
Dividend income                         5            2         7               4              1           5
Other operating income                 31           27        58              25             36          61

Net operating income before
  loan impairment charges and
  other credit risk provisions      1,718        1,830     3,548           1,460          1,471       2,931

Loan impairment charges and
  other credit risk provisions         (9)          (5)      (14)            (29)            (4)        (33)
Net operating income                1,709        1,825     3,534           1,431          1,467       2,898

Net operating expenses               (929)      (1,096)   (2,025)           (831)          (854)     (1,685)

Operating profit                      780          729     1,509             600            613       1,213

Share of profit in associates
  and joint ventures                    -            2         2               -              1           1
Profit before tax                     780          731     1,511             600            614       1,214


Other

                                                          Half-year to                       Half-year to
                                                    30Jun07     31Dec07        2007     30Jun06     31Dec06        2006
                                                       US$m        US$m        US$m        US$m        US$m        US$m

Net interest income/(expense)                          (291)       (251)       (542)       (292)       (333)       (625)
Net fee income/(expense)                                 (7)       (221)       (228)         25         147         172

Net trading income/(expense)                            (49)        175         126         (68)        (78)       (146)
Net income/(expense) from financial instruments
  designated at fair value                               91       2,802       2,893         133        (214)        (81)
Gains less losses from financial investments            101         (18)         83         107          40         147
Gains arising from dilution of interests in
  associates                                          1,076          16       1,092           -           -           -
Dividend income                                          27           5          32          61           2          63
Net earned insurance premiums                            (9)        (12)        (21)        148          59         207
Other operating income                                1,667       1,856       3,523       1,544       1,710       3,254

Total operating income                                2,606       4,352       6,958       1,658       1,333       2,991

Net insurance claims incurred and movement
  in liabilities to policyholders                         -           -           -        (101)        (80)       (181)
Net operating income before loan impairment
  charges and other credit risk provisions            2,606       4,352       6,958       1,557       1,253       2,810

Loan impairment charges and other credit
  risk provisions                                        (2)         (9)        (11)         (1)        (12)        (13)

Net operating income                                  2,604       4,343       6,947       1,556       1,241       2,797

Net operating expenses                               (1,650)     (1,912)     (3,562)     (1,573)     (1,686)     (3,259)

Operating profit                                        954       2,431       3,385         (17)       (445)       (462)

Share of profit in associates and
  joint ventures                                        116          34         150          20          54          74

Profit/(loss) before tax                              1,070       2,465       3,535           3        (391)       (388)

10. Geographical distribution of results

Europe
                                                      Half-year to                         Half-year to
                                                 30Jun07      31Dec07         2007      30Jun06     31Dec06        2006
                                                    US$m         US$m         US$m         US$m        US$m        US$m

Interest income                                   15,217       17,927       33,144       11,765      13,484      25,249
Interest expense                                 (11,297)     (14,101)     (25,398)      (7,671)     (9,289)    (16,960)

Net interest income                                3,920        3,826        7,746        4,094       4,195       8,289

Fee income                                         5,382        5,591       10,973        4,874       4,709       9,583
Fee expense                                       (1,238)      (1,304)      (2,542)      (1,361)     (1,114)     (2,475)

Net fee income                                     4,144        4,287        8,431        3,513       3,595       7,108

Net trading income                                 3,338        3,605        6,943        2,187       2,342       4,529
Net income from financial instruments
  designated at fair value                           348          878        1,226          129          15         144
Gains less losses from financial investments         790          536        1,326          266         358         624
Dividend income                                      161           10          171          121          62         183
Net earned insurance premiums                      1,480        2,530        4,010          668         630       1,298
Other operating income                               262          931        1,193          633         795       1,428

Total operating income                            14,443       16,603       31,046       11,611      11,992      23,603

Net insurance claims incurred and movement
  in liabilities to policyholders                 (1,146)      (2,333)      (3,479)        (287)       (244)       (531)
Net operating income before loan impairment
  charges and other credit risk provisions        13,297       14,270       27,567       11,324      11,748      23,072

Loan impairment charges and other credit
  risk provisions                                 (1,363)      (1,179)      (2,542)        (935)     (1,220)     (2,155)

Net operating income                              11,934       13,091       25,025       10,389      10,528      20,917

Net operating expenses                            (7,972)      (8,553)     (16,525)      (6,723)     (7,148)    (13,871)

Operating profit                                   3,962        4,538        8,500        3,666       3,380       7,046

Share of profit/(loss) in associates and
  joint ventures                                      88            7           95          (66)         (6)        (72)

Profit before tax                                  4,050        4,545        8,595        3,600       3,374       6,974


Hong Kong

Interest income                                    6,214        6,366       12,580        5,207       5,890      11,097
Interest expense                                  (3,646)      (3,451)      (7,097)      (3,049)     (3,363)     (6,412)

Net interest income                                2,568        2,915        5,483        2,158       2,527       4,685

Fee income                                         1,659        2,201        3,860        1,197       1,251       2,448
Fee expense                                         (220)        (278)        (498)        (197)       (195)       (392)

Net fee income                                     1,439        1,923        3,362        1,000       1,056       2,056

Net trading income                                   469          773        1,242          306         311         617
Net income from financial instruments
  designated at fair value                           210          466          676            6         254         260
Gains less losses from financial investments          32           62           94          122          40         162
Dividend income                                       17           14           31           59           2          61
Net earned insurance premiums                      1,426        1,371        2,797        1,317       1,311       2,628
Other operating income                               413          432          845          443         391         834

Total operating income                             6,574        7,956       14,530        5,411       5,892      11,303

Net insurance claims incurred and movement
  in liabilities to policyholders                 (1,512)      (1,696)      (3,208)      (1,193)     (1,506)     (2,699)
Net operating income before loan impairment
  charges and other credit risk provisions         5,062        6,260       11,322        4,218       4,386       8,604

Loan impairment charges and other credit
  risk provisions                                    (80)        (151)        (231)         (70)       (102)       (172)

Net operating income                               4,982        6,109       11,091        4,148       4,284       8,432

Net operating expenses                            (1,665)      (2,115)      (3,780)      (1,504)     (1,765)     (3,269)

Operating profit                                   3,317        3,994        7,311        2,644       2,519       5,163

Share of profit in associates and
  joint ventures                                      13           15           28           10           9          19

Profit before tax                                  3,330        4,009        7,339        2,654       2,528       5,182


Rest of Asia-Pacific (including Middle East)

Interest income                                    4,662        5,496       10,158        3,548       4,145       7,693
Interest expense                                  (2,761)      (3,254)      (6,015)      (2,069)     (2,577)     (4,646)

Net interest income                                1,901        2,242        4,143        1,479       1,568       3,047

Fee income                                         1,174        1,535        2,709          949         963       1,912
Fee expense                                         (164)        (299)        (463)        (164)       (126)       (290)

Net fee income                                     1,010        1,236        2,246          785         837       1,622

Net trading income                                   797          846        1,643          551         630       1,181
Net income/(expense) from financial instruments
  designated at fair value                            78           33          111           (5)         84          79
Gains less losses from financial investments          26           12           38           27          14          41
Gains arising from dilution of interests
  in associates                                    1,076            5        1,081            -           -           -
Dividend income                                        4            4            8            -           5           5
Net earned insurance premiums                        109          117          226           89          85         174
Other operating income                               360          438          798          288         477         765

Total operating income                             5,361        4,933       10,294        3,214       3,700       6,914

Net insurance claims incurred and movement
  in liabilities to policyholders                   (141)        (112)        (253)         (63)       (129)       (192)
Net operating income before loan impairment
  charges and other credit risk provisions         5,220        4,821       10,041        3,151       3,571       6,722

Loan impairment charges and other credit
  risk provisions                                   (308)        (308)        (616)        (271)       (241)       (512)

Net operating income                               4,912        4,513        9,425        2,880       3,330       6,210

Net operating expenses                            (2,075)      (2,689)      (4,764)      (1,609)     (1,939)     (3,548)

Operating profit                                   2,837        1,824        4,661        1,271       1,391       2,662

Share of profit in associates and
  joint ventures                                     507          841        1,348          386         479         865

Profit before tax                                  3,344        2,665        6,009        1,657       1,870       3,527


North America

Interest income                                   14,958       15,225       30,183       13,514      14,445      27,959
Interest expense                                  (7,651)      (7,685)     (15,336)      (6,518)     (7,173)    (13,691)

Net interest income                                7,307        7,540       14,847        6,996       7,272      14,268

Fee income                                         3,307        3,426        6,733        2,702       2,909       5,611
Fee expense                                         (403)        (520)        (923)        (390)       (455)       (845)

Net fee income                                     2,904        2,906        5,810        2,312       2,454       4,766

Net trading income/(expense)                         622       (1,164)        (542)         959         399       1,358
Net income/(expense) from financial instruments
  designated at fair value                            81        1,669        1,750           24         (87)        (63)
Gains less losses from financial investments          53          192          245           40          18          58
Dividend income                                       64           41          105           39          46          85
Net earned insurance premiums                        231          218          449          238         254         492
Other operating income                               342           18          360          365         557         922

Total operating income                            11,604       11,420       23,024       10,973      10,913      21,886

Net insurance claims incurred and movement
  in liabilities to policyholders                   (124)        (117)        (241)        (117)       (142)       (259)
Net operating income before loan impairment
  charges and other credit risk provisions        11,480       11,303       22,783       10,856      10,771      21,627

Loan impairment charges and other credit
  risk provisions                                 (3,820)      (8,336)     (12,156)      (2,172)     (4,624)     (6,796)

Net operating income                               7,660        2,967       10,627        8,684       6,147      14,831

Net operating expenses                            (5,235)      (5,321)     (10,556)      (4,974)     (5,219)    (10,193)

Operating profit/(loss)                            2,425       (2,354)          71        3,710         928       4,638

Share of profit/(loss) in associates and joint
  ventures                                            10           10           20           31          (1)         30

Profit/(loss) before tax                           2,435       (2,344)          91        3,741         927       4,668


Latin America

Interest income                                    4,376        5,095        9,471        3,497       3,792       7,289
Interest expense                                  (1,842)      (2,053)      (3,895)      (1,493)     (1,599)     (3,092)

Net interest income                                2,534        3,042        5,576        2,004       2,193       4,197

Fee income                                         1,234        1,413        2,647          933       1,042       1,975
Fee expense                                         (236)        (258)        (494)        (163)       (182)       (345)

Net fee income                                       998        1,155        2,153          770         860       1,630

Net trading income                                   285          263          548          258         279         537
Net income from financial instruments
  designated at fair value                           157          163          320          106         131         237
Gains less losses from financial investments          98          155          253           38          46          84
Gains arising from dilution of interests
  in associates                                        -           11           11
Dividend income                                        6            3            9            3           3           6
Net earned insurance premiums                        731          863        1,594          522         554       1,076
Other operating income                               153           75          228           41          50          91

Total operating income                             4,962        5,730       10,692        3,742       4,116       7,858

Net insurance claims incurred and
  movement in liabilities to policyholders          (676)        (751)      (1,427)        (489)       (534)     (1,023)
Net operating income before loan impairment
  charges and other credit risk provisions         4,286        4,979        9,265        3,253       3,582       6,835

Loan impairment charges and other credit
  risk provisions                                   (775)        (922)      (1,697)        (442)       (496)       (938)

Net operating income                               3,511        4,057        7,568        2,811       3,086       5,897

Net operating expenses                            (2,516)      (2,886)      (5,402)      (1,946)     (2,220)     (4,166)

Operating profit                                     995        1,171        2,166          865         866       1,731

Share of profit in associates and joint ventures       5            7           12            -           4           4

Profit before tax                                  1,000        1,178        2,178          865         870       1,735


11. Registers of shareholders

The Overseas Branch Registers of shareholders in Hong Kong and Bermuda will be closed for one day, on Tuesday 25 March 2008. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00pm on Thursday 20 March 2008 and any person who has acquired shares registered on the Bermuda Branch Register but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00pm on Monday 24 March 2008 in order to receive the fourth interim dividend for 2007, which will be payable on Wednesday 7 May 2008. Transfers may not be made to or from the Hong Kong or Bermuda Overseas Branch Registers while those Branch Registers are closed.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00pm on Tuesday 25 March 2008 in order to receive the dividend.

Transfers of American Depositary Shares should be lodged with the depositary by 12 noon on Tuesday 25 March 2008 in order to receive the dividend.

12. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated income statement and balance sheet are for information only. These are translated at the average rate for the period for the income statement and the closing rate for the balance sheet as follows:

                                                              Year ended
                                                           31Dec07  31Dec06

Closing :       HK$/US$                                      7.798    7.776
                GBP/US$                                      0.498    0.509

Average :       HK$/US$                                      7.801    7.769
                GBP/US$                                      0.500    0.543


13. Litigation

HSBC is party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US, arising out of its normal business operations. HSBC considers that none of the actions is material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of such litigation. HSBC has not disclosed any contingent liability associated with these legal actions because it is not practicable to do so, except as set out below.

On 27th July 2007, the UK Office of Fair Trading ('OFT') issued High Court legal proceedings against a number of UK financial institutions, including HSBC Bank plc, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to unauthorised overdrafts (the 'charges'). Certain preliminary issues in these proceedings were heard in a trial in the Commercial Division of the High Court on 17th January 2008. This trial concluded on 8th February 2008 and judgment, on the preliminary issues tested, is awaited.

The proceedings remain at a very early stage and may, if appeals on the preliminary issues (or, subsequently, on substantive issues) are pursued, take a number of years to conclude. A wide range of outcomes is possible, depending, initially, upon whether the Court finds that some, all, or none of the charges should be tested for fairness and/or tested as common law penalties and, if it does find that some or all of the charges should be so tested, upon the Court's subsequent assessment of each charge across the period under review. Since July 2001, there have been a variety of charges applied by HSBC Bank plc across different charging periods under the then current contractual arrangements. HSBC Bank plc considers the charges to be and to have been valid and enforceable, and intends strongly to defend its position.

If, contrary to HSBC Bank plc's current assessment, the Court should ultimately (after appeals) reach a decision adverse to HSBC Bank plc that results in liability for it, a large number of different outcomes is possible, each of which would have a different financial impact. Based on the facts currently available to it, and a number of assumptions, HSBC Bank plc estimates that the financial impact could be approximately US$600 million. To make an estimate of the potential financial impact at this stage with any precision is extremely difficult, owing to (among other things) the complexity of the issues, the number of permutations of possible outcomes, and the early stage of the proceedings. In addition, the assumptions made by HSBC Bank plc may prove to be incorrect.


14. Dealings in HSBC Holdings plc shares

Except for dealings as intermediaries by HSBC Bank plc, HSBC Financial Products (France) and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither HSBC Holdings nor any subsidiaries has bought, sold or redeemed any securities of HSBC Holdings during the year ended 31 December 2007.


15. Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the Act). The statutory accounts for the year ended 31 December 2007 will be delivered to the Registrar of Companies in England and Wales in accordance with Section 242 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 237(2) or (3) of the Act.


16. Forward-looking statements

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.


17. Corporate governance

HSBC is committed to high standards of corporate governance. HSBC Holdings plc has complied throughout 2007 with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council and the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of HSBC Holdings plc has adopted a code of conduct for transactions in HSBC Group securities by Directors that complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers ('Hong Kong Model Code') set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited save that The Stock Exchange of Hong Kong has granted certain waivers from strict compliance with the Hong Kong Model Code, primarily to take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout 2007.

The Directors of HSBC Holdings plc as at the date of this announcement are:
S K Green, Baroness Dunn*, Sir Brian Moffat*, M F Geoghegan, Lord Butler*, V H C Cheng, J D Coombe+, J L Duran+, R A Fairhead+, D J Flint, W K L Fung*, J W J Hughes-Hallett+, W S H Laidlaw+, Sir Mark Moody-Stuart+, G Morgan+, S W Newton+, S M Robertson+ and Sir Brian Williamson+.

* Non-executive Director
+ Independent non-executive Director

The Group Audit Committee has reviewed the annual results for 2007.


18. Annual Review and Annual Report and Accounts

The Annual Review 2007 and/or Annual Report and Accounts 2007 will be mailed to shareholders on or about Thursday 3 April 2008. Copies may be obtained from Group Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Internal Communications, HSBC - North America, 26525 N Riverwoods Boulevard, Mattawa, Illinois, 60045, USA; Direction de la Communication, HSBC France, 103 avenue des Champs Elysees, 75419 Paris Cedex 08, France; or from the HSBC Group website - www.hsbc.com.

Chinese translations of the Annual Review and Annual Report and Accounts may be obtained on request from Computershare Hong Kong Investor Services Limited, Hopewell Centre, Rooms 1806-07, 18th Floor, 183 Queen's Road East, Hong Kong.

A French translation of the Annual Review may be obtained on request from HSBC France, Direction de la Communication, 103 avenue des Champs Elysees, 75419 Paris Cedex 08, France.

The Annual Report and Accounts will be filed with the United States Securities and Exchange Commission.

The Annual Review and Annual Report and Accounts will be available on the Stock Exchange of Hong Kong's website - www.hkex.com.hk.

Custodians or nominees that wish to distribute copies of the Annual Review and/ or Annual Report and Accounts to their clients may request copies for collection by writing to Group Communications at the address given above. Custodians and nominees will need to request copies of the Annual Review 2007 and/or Annual Report and Accounts 2007 no later than 10 March 2008.


19. Annual General Meeting

The Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 30 May 2008 at 11 am.

Notice of the meeting will be mailed to shareholders on or about Thursday 3 April 2008.


20. Interim results for 2008

The interim results for the six months to 30 June 2008 will be announced on Monday 4 August 2008.


21. Proposed interim dividends for 2008

The Board has adopted a policy of paying quarterly dividends. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2008 will be US$0.18 per ordinary share. The proposed timetables for the dividends in respect of 2008 are:


                                                 Interim dividends on the ordinary shares for 2008
                                        First             Second                 Third            Fourth
Announcement                       6 May 2008      4 August 2008       3 November 2008      2 March 2009

ADSs quoted ex-dividend in
  New York                        21 May 2008     20 August 2008      19 November 2008     18 March 2009

Shares quoted ex-dividend in
  London, Hong Kong and Bermuda   21 May 2008     20 August 2008      19 November 2008     18 March 2009

Record date and closure of
  Hong Kong Overseas Branch
  register of shareholders for
  one day                         23 May 2008     22 August 2008      21 November 2008     20 March 2009

Shares quoted ex-dividend
  in Paris                        26 May 2008     25 August 2008      24 November 2008     23 March 2009

Payment date                      9 July 2008     8 October 2008       14 January 2009        6 May 2009


22. News release

Copies of this news release may be obtained from Group Comunications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Group Communications (Asia) The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Group Public Affairs, HSBC Bank USA, N.A., 452 Fifth Avenue, New York, NY 10018, USA; Direction de la Communication, HSBC France, 103 avenue des Champs Elysees, 75419 Paris Cedex 08, France.
The news release will also be available on the HSBC Group website - www.hsbc.com.


23. For further information contact:

London                              Hong Kong
Richard Beck                        David Hall
Group Communications Director       Head of Group Communications (Asia)
Telephone: +44 (0)20 7991 0633      Telephone: +852 2822 1133

Danielle Neben                      Gareth Hewett
Manager Investor Relations          Senior Manager, External Relations
Telephone: +44 (0)20 7992 1938      Telephone: +852 2822 4929

Chicago                             Paris
Lisa Sodeika                        Chantal Nedjib
Executive Vice President,           Managing Director, Corporate Communications
Corporate Affairs                   Telephone: +33 1 40 70 7729
Telephone: +1 847 564 6394

Linda Recupero                      Gilberte Lombard
Executive Vice President,           Investor Relations Director
Group Public Affairs                Telephone: +33 1 40 70 2257
Telephone: +1 212 525 3800


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  3 March 2008